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                              December 30, 2021

       Harrison Gross
       Chief Executive Officer
       Innovative Eyewear, Inc.
       8101 Biscayne Blvd., Suite 705
       Miami, Florida, 33138

                                                        Re: Innovative Eyewear,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 13,
2021
                                                            File No. 333-261616

       Dear Mr. Gross:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. Please revise the prospectus cover page to reference the limitations on exercise of the warrants that are
described on pages 9 and 92.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 50

   2. We note your revisions in response to prior comment four. Please revise your interim and annual results of
operations sections to separately quantify your sales of prescription versus non-prescription
lens as well as respective cost of goods sold.
 Harrison Gross
Innovative Eyewear, Inc.
December 30, 2021
Page 2
Research and Development, page 52

3. Reference prior comment five. You state on page 50 that research and development expenses related to (i) development of new styles and features of your smart eyewear
      (ii) development and improvement of your ecommerce website (iii) development of your
      Vyrb social media app for wearables. For the discussion of the year ended December 31,
      2020, revise to quantify the amount of research and development expense related to each of these projects. For the discussion of research and development for the nine months ended September 30, 2021, please clarify why you did not expense any amounts on the ecommerce website or the development of the Vyrb app.
Critical Accounting Policies and Significant Developments and Estimates Stock-Based Compensation, page 56

4. We reissue prior comment eight in part. Please revise to disclose recent equity issuances to employees and directors along with information about the underlying fair value of common stock as it relates to recent price paid by independent investors through
      Regulation Crowdfund (   REG CF   ) securities offering undertaken by the
Company, as
      disclosed.
Revenue Recognition, page 56

5. We reissue prior comment 11 in part. Please revise to also clearly disclose your revenue recognition policy with regard to sales made directly to distributors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kristin Lochhead at 202-551-3664 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameHarrison Gross
                                                           Division of
Corporation Finance
Comapany NameInnovative Eyewear, Inc.
                                                           Office of Life
Sciences
December 30, 2021 Page 2
cc:       Sarah W. Williams, Esq.
FirstName LastName